April 16, 2010

Securities and Exchange Commission
100 F Street NE
Washington D.C. 20549

Re: Smart Trust, Value Architects Disciplined Core Portfolio Trust, 2010
Series C (the “Fund”)
(CIK 0001489789)

Ladies/Gentlemen:

     Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund.

     The Fund is a unit investment trust which will invest in a portfolio of common stocks of foreign and domestic companies, shares of closed-end investment companies and Canadian income and/or royalty trusts. The sales charge for the Fund will include portions that are collected on a deferred basis. We are requesting review of the Registration Statement because prior series of the Fund have not included sales charges collected on a deferred basis. Accordingly, we request limited review of the disclosures related to the Trust’s sales charge.1 The Registration Statement has been prepared in general conformity with materials submitted on behalf of several other unit investment trusts offered by other sponsors in the past. See, e.g., Matrix Defined Trusts 1, declared effective by the Commission on July 3, 2008 (File No. 333-150528).

     Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the Securities Exchange Act of 1934.

     No notification of registration or registration statement under the Investment Company Act of 1940 is currently being submitted to the Commission, as the filings under File No. 811-

1	The collection of sales charges on a deferred basis will be done in reliance on an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”) exempting series of the Fund and its depositor, Hennion & Walsh, Inc., from the provisions of Sections 2(a)(32), 2(a)(35), 22(d) and 26(a)(2)(C) of the Act and Rule 22c-1 thereunder to the extent necessary to permit payment of the sales charge for units of any series of any of the trusts to be made on a deferred basis. Hennion & Walsh, Inc., Investment Company Act Rel. Nos. 26353 (February 17, 2004) (notice) and 26387 (March 15, 2004) (order).

21429 for Smart Trust, Tax Free Bond Trust, et al. are intended to apply to this series of the Fund.

     If you have any questions, please do not hesitate to contact the undersigned at (312) 845-3834.

Very truly yours,
CHAPMAN AND CUTLER LLP

By	/s/ SCOTT R. ANDERSON

Scott R. Anderson